

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2012

Via E-mail
Mr. Tinghe Yan
Chief Executive Officer
China YCT International Group, Inc.
c/o Shandong Spring Pharmaceutical Co., Ltd Economic Development Zone.
Gucheng Road Sishui County Shandong Province
PR China, 373200

> **China YCT International Group, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2011**
> **Filed on September 9, 2011 and amended on December 19, 2011 and June 8, 2012**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed on September 9, 2011 and amended on September 12, 2011 and June 12, 2012**
> **Form 10-Q for the Quarterly Period Ended September 30, 2011**
> **Filed on November 14, 2012 and amended on June 12, 2012**
> **Form 10-Q for the Quarterly Period Ended December 31, 2011**
> **Filed on February 16, 2012 and amended on June 13, 2012**
> **File No. 000-53600**

Dear Mr. Yan:

We have reviewed your May 24, 2012 response to our verbal comments issued on May 10, 2012 and the amended documents referenced above and have the following comments.

Please respond to this letter within 10 business days by amending your filings, by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing any amendments to your filings and any information provided, we may raise additional comments.

General

1. Please amend your Form 10-K/A for the period ended March 31, 2011 and Forms 10-Q/A for the quarterly periods ended June 30, 2011, September 30, 2011, and December 31, 2011 to clearly mark the entire affected columns in your disclosure as "restated." Please ensure that this includes not only financial statement disclosures but also MD&A and notes to the financial statements as well.

2. Please amend your Form 10-K/A for the period ended March 31, 2011 and Forms 10-Q/A for the quarterly periods ended June 30, 2011, September 30, 2011, and December 31, 2011 to include financial statement disclosures required under ASC 250-10-50-7 as previously requested in comment 3 of our letter dated March 22, 2011.

Form 10-K/A for the Fiscal Year Ended March 31, 2011
Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

3. Please tell us why your auditors did not revise their report to dual date it for their consideration of your restatement and the additional disclosures requested in the preceding comment.

Note 8 – Intangible Assets, Net, page F-14

4. Please amend your Form 10-K/A for the period ended March 31, 2011 to explain why the book value of Patent 1 increased from March 31, 2010 to March 31, 2011, as previously requested in comment 3 of our letter dated September 19, 2011.

Note 10 – Income Taxes, page F-15

5. We acknowledge your response to previous comment 2. The fact that you are a holding company that does not have any U.S. operating activities does not necessarily negate an obligation to pay U.S. income taxes on repatriated earnings from foreign subsidiaries. Given that your Chinese operations are profitable, as previously requested, please revise your disclosure to indicate why you do not record U.S. income taxes on your foreign earnings. To the extent that you do not record U.S. deferred taxes for temporary differences related to investments in your Chinese operations because you permanently reinvest those earnings, please amend your filing to so state and disclose the amount of the unrecognized deferred tax liability or provide a statement that the determination of this amount is not practicable. Please see ASC 740-10-25-3a and ASC 740-30-50-2c.

Form 10-Q/A for the Quarterly Period Ended June 30, 2011
Financial Statements
Condensed Consolidated Statement of Operations, page 5

6. It appears based on the amounts presented in your original and restated financial statements for the quarter and six months ended September 30, 2011 that your original financial statements for the quarter ended June 30, 2011 did not include any amortization for US Patent No. 6,475,531 B1. If true, please amend your filing to ensure that your disclosure under ASC 250-10-50-7 for this period properly identifies the correction for this error as well.

<u>Form 10-Q/A for the Quarterly Period Ended December 31, 2011</u>
<u>Note 12 – Derivative Liability, page 17</u>

7. Please amend your filing to revise your statement in the third paragraph on page 18 to also address whether there were any events that increased the probability of failing to reach the financing target. Your current disclosure only addresses your belief that there were no events that would decrease the probability of failing to reach the financing target.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638, if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant